Exhibit 12

Zep Inc.

Ratio of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred

Stock Dividends

(In thousands, except ratios)

	Fiscal Year Ended August 31,
	2012	2011	2010	2009	2008
Income before Provision for Income Taxes	$33,836	$26,695	$21,711	$15,184	$25,991
Additions:
Fixed charges	7,087	7,398	3,108	2,447	4,038
Total Earnings	$40,923	$34,093	$24,819	$17,631	$30,029

Fixed Charges
Interest expense	$6,294	$6,659	$2,434	$1,791	$3,081
Preferred stock dividends	—	—	—	—	—
Capitalized interest	—	—	—	—	—
Estimate of interest portion of rental expenses	793	739	674	656	957
Total Fixed Charges	$7,087	$7,398	$3,108	$2,447	$4,038

Ratio of Earnings to Fixed Charges	5.8	4.6	8.0	7.2	7.4

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	5.8	4.6	8.0	7.2	7.4